UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 6, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 00670)

VOLUNTARY ANNOUNCEMENT

RESTATED AND AMENDED SHAREHOLDERS’ AGREEMENT RELATING TO

THE NEW INVESTOR OF JETSTAR HONG KONG

Reference is made to the Announcement of the Company dated 24 August 2012 relating to the entering into of the Existing Shareholders’ Agreement.

The Board is pleased to announce that on 5 June 2013, EAO (a wholly owned Hong Kong-based subsidiary of the Company) has entered into the Restated and Amended Shareholders’ Agreement with JIGH (a wholly owned Hong Kong-based subsidiary of Qantas), Shun Tak Investor (a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings Limited) and Jetstar Hong Kong. Pursuant to the Restated and Amended Shareholders’ Agreement, Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to completion of necessary filings with the relevant authorities in the PRC, and will hold 33 1/3% of the total issued share capital of Jetstar Hong Kong. The Restated and Amended Shareholders’ Agreement will supercede the Existing Shareholders’ Agreement.

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 24 August 2012 (the “Announcement”) relating to the entering into of the existing shareholders’ agreement between EAO and JIGH (the “Existing Shareholders’ Agreement”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

THE RESTATED AND AMENDED SHAREHOLDERS’ AGREEMENT

The Board is pleased to announce that on 5 June 2013, EAO (a wholly owned Hong Kong- based subsidiary of the Company) has entered into a restated and amended shareholders’ agreement (the “Restated and Amended Shareholders’ Agreement”) with JIGH (a wholly owned Hong Kong-based subsidiary of Qantas), Go Harvest Investments Limited (“Shun Tak Investor”) (a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings Limited) and Jetstar Hong Kong. Pursuant to the Restated and Amended Shareholders’ Agreement, Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to completion of necessary filings with the relevant authorities in the PRC, and will hold 33 1/3% of the total issued share capital of Jetstar Hong Kong. The Restated and Amended Shareholders’ Agreement will supercede the Existing Shareholders’ Agreement.

The principal terms of the Restated and Amended Shareholders’ Agreement are set out as follows:

Date	:	5 June 2013

Parties	:	EAO, JIGH, Shun Tak Investor (as the shareholders of Jetstar Hong Kong) and Jetstar Hong Kong

Business	:	Jetstar Hong Kong will be a new Hong Kong-based, Jetstar-branded low-cost airline in the Hong Kong market.

Place of Incorporation and Principal Place of Business	:	Jetstar Hong Kong is incorporated and has its principal place of business in Hong Kong.

Share Capital	:	Jetstar Hong Kong shall have a capital up to USD198 million(or equivalent HKD) to be contributed equally by EAO, JIGH and Shun Tak Investor, that is, 33 1/3% each.

Shareholding Percentage	:	The shareholding percentage in Jetstar Hong Kong shall be equally held by EAO, JIGH and Shun Tak Investor, that is, 33 1/3% each.

Initial Fleet Plan	:	The initial fleet plan comprises the acquisition of 18 Airbus A320s over the first three years of operation of Jetstar Hong Kong.

Guarantee	:	The Company, Qantas and Shun Tak Holdings Limited shall guarantee the obligations of EAO, JIGH and Shun Tak Investor under the Restated and Amended Shareholders’ Agreement respectively.

The guarantee provided by each of the Company and Qantas pursuant to the Existing Shareholders’ Agreement shall be terminated.

REASONS FOR ENTERING INTO THE RESTATED AND AMENDED SHAREHOLDERS’ AGREEMENT

To the best of the knowledge, information and belief of the directors of the Company, and having made all reasonable enquiries, JIGH, Shun Tak Investor and their respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Shun Tak Holdings Limited has a long history in tourism and transportation business. The introduction of Shun Tak Investor as a new strategic shareholder of Jetstar Hong Kong will provide excellent leveraging opportunities to Jetstar Hong Kong and will further deepen the experience of Jetstar Hong Kong as a low-cost airline in the Hong Kong market.

By order of the Board
China Eastern Airlines Corporation Limited
Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

5 June 2013

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